June 18, 2025

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp.
5818 El Camino Real
Carlsbad, CA 92008

       Re: Aptera Motors Corp.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 5, 2025
           CIK No. 0001786471
Dear Chris Anthony:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Cover Page

1. We note your revisions in response to prior comment 3 and reissue in part. Please revise the cover page to clearly describe the circumstances or events in which the conversion of Class A common stock and Series B-1 preferred stock is mandatory or optional, as well as exceptions to provisions requiring mandatory conversion of shares upon their transfer.
2.     We note your disclosure that    [e]ach holder of Series B-1 preferred
stock is entitled to
       one vote for each share of Class B common stock issuable upon conversion of the
       Series B-1 preferred stock at the then-effective conversion rate.
This appears
 June 18, 2025
Page 2

       inconsistent with your other disclosures that your Class B common stock and Series
       B-1 preferred stock, which converts into Class B common stock, are not entitled to vote. Please revise to clarify.
Risk Factors
Risk Related to Our Business
Aptera depends on a small management team and may need to hire more people to be successful., page 13

3. We note your revised disclosure that you expect to enter into employment agreements with your executive officers in connection with your listing on Nasdaq. Please revise the filing to describe the material terms of these agreements and file the exhibits.
       Refer to Items 402(o) and 601(b)(10) of Regulation S-K.
Risks Related to Ownership of our Class B Common Stock
Our restated certificate of incorporation will contain exclusive forum provisions for certain claims..., page 16

4.     We note your revisions in response to prior comment 9 and reissue in part. You
       disclose in Exhibit 3.3, Article XIV that    [u]nless the Corporation
consents in writing
       to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or any successor thereto or, to the fullest extent permitted by law, under the Exchange Act, or any successor thereto.
       Please tell us how the first part of this sentence is consistent with your disclosure on page 16 that the exclusive forum provisions do not apply to actions arising under the
       Securities Act or the Exchange Act, or revise. Further, please revise to clarify what
          any successor thereto    means.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 29

5. We note your revisions in response to prior comment 6 and that you expect your high-
       volume production to be 20,000 cars per year, which you expect that your current facility can produce. However, you disclose on page 43 that your current facility, once fully equipped and operational, will be suitable for commencing low-volume
       production and meeting our initial market demand    and that to meet
your    longer-
       term production targets,    you anticipate that you    will require
additional
       manufacturing capacity.    Please revise to reconcile these apparent
inconsistencies.
       Further, we note your disclosure that you consulted with    lean
manufacturing
       consultants    to anticipate your annual production rate. Please revise
to elaborate on
       who these parties are.
Liquidity and Capital Resources, page 35

6.     We note your disclosure that you anticipate receiving    an estimated $6
million in
       calendar year 2025 and $14 million in calendar year [sic]    under your
CEC grant,
       subject to meeting certain milestones. However, we note your other disclosure on page 36 that CEC approved a time extension on your near-term milestones and your
       new milestones are    to manufacture and sale [sic] 50 vehicles by
February 2026 and
 June 18, 2025
Page 3

       500 vehicles by October 2026.    Please revise to reconcile these
apparent
       inconsistencies.
7. We note your revisions in response to prior comment 11 and reissue in part. Please revise to describe all long-term cash requirements (i.e., beyond the next 12 months).
       Refer to Item 303(b)(1) of Regulation S-K.
Principal and Registered Stockholders, page 55

8. We note your revisions in response to prior comment 19. Please revise the following to address areas that appear to present inconsistencies, or advise:
           Refer to the Class B column. It appears that the percentages total 103%, instead of
           100%.
           Refer to the    Non-Executive and Non-Director Vendors and Services
Providers
           row. It appears that the Shares of Class B Common Stock Registered column should total 6,601,642 instead of 6,888,642.
           Refer to the    All Other Registered Stockholders    row. It appears
that the Shares
           of Class B Common Stock Registered column should total 28,542,276 instead of
           29,282,319.
           Refer to footnote (9), which does not appear.
           You disclose on page F-33 that you issued 434,782 shares of Class B common stock to Chery Automobile Co. Ltd. However, this table does not include this entity.
9. We note that certain registered stockholders are not natural persons. We also note cross-references to the Management and Certain Relationships and Related Party
       Transactions sections on page 54 regarding material relationships that you had with the registered stockholders. Please revise to cross-reference the description of your warrants and license agreement with Chery, as appropriate. Further, please revise to disclose the Item 507 information about any persons (entities or natural persons) who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates within the past three years. In such case, your disclosure must identify each such person and describe the nature of any relationships. See Question 140.02 of the Division of Corporation
Finance   s
       Compliance & Disclosure Interpretations on Regulation S-K.
Plan of Distribution, page 68

10. Please revise to disclose sales prices in recent private transactions (including high and low sales prices), if applicable, and that such recent sales prices may bear little or no relation to the trading price at or subsequent to the opening of trading on Nasdaq.
       Update the Sale Price History of our Capital Stock section, as appropriate.
Part II Information Not Required in Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2

11. We note your revisions in response to prior comment 20. Please revise to name the persons or identify the class of persons to whom the securities were sold. Refer to
       Item 701(b) of Regulation S-K. Further, we note that you deleted the sales of
 June 18, 2025
Page 4

       securities pursuant to Rule 701. However, we note disclosure on page F-38 that you granted stock options pursuant to your 2021 Stock Option and Incentive Plan within the past three years. In addition, you disclose on page F-17 that you issued shares of
       Class B common stock to Chery Automobile Co. Ltd.; however, this entity does not appear. Finally, you disclose on page F-35 that you issued warrants to service providers to purchase shares of Class B common stock; however, these warrants are not described. Please revise to clarify.
Item 16. Exhibits and Financial Statement Schedules, page II-3

12. We note that you filed Exhibits 4.2 through 4.4 in response to prior comment 23.
       Please file the final warrants. Currently, these exhibits are undated and have numerous blanks/brackets.
       Please contact Andi Carpenter at 202-551-3645 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Jamie Ostrow